August 17, 2004

Mr. Robert Lee

President

Empyrean Communications

2537 South Gessner Suite 114

Houston, Texas 77063

Dear Mr. Lee:

Please accept this letter as my formal resignation as a Director of Empyrean Communications effective August 18, 2004.  I have enjoyed our relationship and wish you much success in the future.

Sincerely yours,

/s/ Anthony Fanale

Anthony Fanale